Superior Venture Corporation

1937 E. Mineral Avenue

Centennial, Colorado 80122

February 23, 2011

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Superior Venture Corporation

Registration Statement on Form S-1

Filed February 17, 2011

File No. 333-168136

Dear Mr. Reynolds:

I am the President of Superior Venture Corporation, a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 thereto to February 28, 2011 at 1:00 pm Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

1.  Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.  The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission if any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise we request that the Staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt P.A. at (727) 471-0447 facsimile, (727) 471-0444 telephone or Michael Moore at (303) 513-8202 with any questions or comments.

Sincerely,

/s/: Michael Moore

Michael Moore

President

cc:

Via Facsimile (727) 471-0447

Clifford J. Hunt, Esquire

Law Office of Clifford J. Hunt, P.A.